UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Itamar Medical Ltd.

(Exact name of Registrant as Specified in its Charter)

Israel	001-38755	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Halamish Street, Caesarea 3079883, Israel	n/a
(Address of principal executive offices)	(Zip Code)

Noa Farkas Gluck, General Counsel	+972-4-6177000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), which was adopted by the United States Securities and Exchange Commission (“SEC”) to implement reporting and disclosure related to “conflict minerals”, including tin, tantalum, tungsten and gold (“Conflict Minerals” or “3TG”), originating in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), Itamar Medical Ltd. (the “Company,” “Itamar Medical,“ “we,“ or “us”) has evaluated its current products and determined that, although the Company does not directly purchase minerals from smelters or other minerals within the supply chain, certain parts of the products that the company manufactured or contracted to manufacture in the year ended December 31, 2020 may have contained necessary Conflict Minerals. In connection with the Rule, the Company has adopted a Conflict Minerals Policy with respect to the responsible sourcing of conflict minerals. Accordingly, the Company is filing this disclosure along with a Conflict Minerals Report to disclose the measures it has taken to determine the origin, or likely origin, of the Conflict Minerals used in our products.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and details the due diligence measures undertaken during the reporting period by the Company. A copy of the Conflict Minerals Report is also publicly available through the Company’s website:  https://www.itamar-medical.com/social-responsibility/

Item 1.02 Exhibit

The Company has filed, as exhibits to this Form SD, the Conflict Minerals Report of the Company required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 Conflict Minerals Report of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Dan Shlezak
Dan Shlezak,
General Manager, Israel

Date: May 28, 2021